As filed with the Securities and Exchange Commission on September 20, 2005

Registration No. 333-127419

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

COMPUCREDIT CORPORATION

(Exact name of registrant as specified in its charter)

6141

(Primary Standard Industrial Classification Code Number)

GEORGIA	58-2336689
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

245 Perimeter Center Parkway, Suite 600
Atlanta, Georgia 30346
(770) 206-6200

(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Paul Whitehead, III
Chief Financial Officer
245 Perimeter Center Parkway, Suite 600
Atlanta, Georgia 30346
(770) 206-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

W. Brinkley Dickerson, Jr.
Troutman Sanders LLP
600 Peachtree Street, N.E. - Suite 5200
Atlanta, Georgia  30308-2216

(404) 885-3000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee (1)

Common Stock, no par value(2)	2,400,000	$38.62	$92,688,000	$10,910	(3)

(1)           Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, based on the average of the high and low price per share of the Registrant’s common stock as quoted on the Nasdaq National Market on August 9, 2005.

(2)           Pursuant to Rule 416, this registration statement relates to such indeterminate number of additional shares of common stock as may be issued as a result of stock splits, stock dividends, recapitalizations, mergers, reorganizations, combinations or exchanges of shares or other similar events, or as a result of other adjustments to which the shares registered hereunder are subject.

(3)           Previously paid on August 11, 2005.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

2,400,000 SHARES

COMPUCREDIT CORPORATION

COMMON STOCK

This prospectus relates to shares of our common stock, no par value, issuable upon exercise of a warrant, which is held by Merrill Lynch Mortgage Capital Inc., a Delaware corporation, and any other shares of our common stock issuable by way of, or issuable upon conversion or exercise of any warrant, right or other security which is issued as, a dividend, stock split, combination of shares, recapitalization, restructuring, merger, consolidation or other distribution with respect to or exchange for or replacement of the shares of our common stock issuable upon exercise of the warrant.  The warrant was originally issued to Merrill Lynch Mortgage Capital Inc. on January 30, 2004 in connection with a securitization facility entered into in the first quarter of 2004.  The number of shares of our common stock initially issuable upon exercise of the warrant is 2,400,000, which is subject to adjustment from time to time upon the occurrence of certain events.

We are required to register these shares under the terms of a Registration Rights Agreement, dated as of January 30, 2004, with Merrill Lynch Mortgage Capital Inc.  We agreed to file a registration statement, of which this prospectus is a part, with the Securities and Exchange Commission to enable Merrill Lynch Mortgage Capital Inc. to resell the shares of our common stock issuable pursuant to the warrant.  Under the registration statement, Merrill Lynch Mortgage Capital Inc., referred to herein as the “selling shareholder,” may sell or distribute up to an aggregate of 2,400,000 shares, subject to adjustment, of our common stock in one or more transactions.  The process by which the selling shareholder will sell or distribute its shares of common stock is described in this prospectus under the heading “Plan of Distribution.”

The selling shareholder may sell any or all of its shares of common stock directly to purchasers or through agents, underwriters, or dealers on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices which will be determined at the time of sale.  If required, the name of any agents, underwriters or dealers and any other required information will be set forth in a supplement to this prospectus.  We will bear the expenses and fees incurred in registering the shares offered by this prospectus.  The selling shareholder will pay any brokerage commissions or discounts attributable to the sale of its shares.  We will not receive any proceeds from the sale of these shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “CCRT.”  On September 16, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $41.64 per share.

The securities offered hereby involve significant risks and uncertainties.  These risks are described under the caption “Risk Factors” beginning on page 3 of this prospectus.  You should consider these Risk Factors before purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 20, 2005.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process.  This means the securities described in this prospectus may be offered and sold using this prospectus from time to time as described in “Plan of Distribution.”  You should carefully read this prospectus and the information described under the heading “Where You Can Find More Information.”  Under no circumstances should the delivery to you of this prospectus or any offers or sales made pursuant to this prospectus create any implication that the information contained in this prospectus is correct as of any time after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s public reference room in Washington, D.C. at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. These filings are also available to the public from the SEC’s web site at www.sec.gov.   We also maintain an internet site at www.compucredit.com that contains information concerning us and our affiliates.  The information at our internet site is not incorporated by reference in this prospectus, and you should not consider it to be part of this prospectus.

Incorporation by Reference

Rather than include certain information in this prospectus that we have already included in documents filed with the SEC, we are incorporating this information by reference, which means that we are disclosing important information to you by referring to those publicly filed documents that contain the information. The information incorporated by reference is considered to be part of this prospectus. Accordingly, we incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the SEC on March 8, 2005, and Proxy Statement for the 2005 Annual Meeting of Shareholders (other than the compensation committee report and stock performance information included therein), which was filed with the SEC on April 7, 2005, our quarterly reports on Form 10-Q for the three months ended March 31, 2005, and June 30, 2005, which were filed with the

i

SEC on May 4, 2005 and August 3, 2005, respectively, and our current report on Form 8-K, which was filed with the SEC on May 31, 2005.

We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until all of the securities to which this prospectus relates are sold or the offering is otherwise terminated. The information incorporated by reference in this prospectus is an important part of this prospectus. Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent a statement contained in this prospectus or in any other subsequently filed document that is or is considered to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of the filings which we incorporate by reference, at no cost, by writing or telephoning us as follows: CompuCredit Corporation, 245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346, Attention: Investor Relations, (770) 206-6200. Exhibits to the filings will not be sent, however, unless those exhibits have been specifically incorporated by reference in this prospectus.

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COMPUCREDIT CORPORATION

Unless otherwise mentioned or the context requires otherwise, all references in this prospectus to “CompuCredit,” “we,” “us,” “our,” “ours” or similar references mean CompuCredit Corporation and its subsidiaries and predecessors.

We are a provider of various credit and related financial services and products to or associated with the underserved, or sub-prime, consumer credit market, as well as to ‘‘un-banked’’ consumers. Historically, we have served this market through our marketing and solicitation of credit card accounts and our servicing of various credit card receivables underlying both our originated accounts and our portfolio acquisitions. We operate primarily within one industry consisting of five reportable segments by which we manage our business. Our five reportable segments are: Credit Cards; Investments in Previously Charged-Off Receivables; Retail Micro-Loans; Auto Finance; and Other.

Our principal executive offices are located at 245 Perimeter Center Parkway, Suite 600, Atlanta, Georgia 30346, and our telephone number is (770) 206-6200.

Credit Cards Segment

Our Credit Cards segment consists of our credit card lending and servicing activities, as conducted with respect to receivables underlying accounts that we originate and receivables underlying portfolios that we purchase. This reportable segment represents aggregate activities associated with all of our credit card products, including our largely fee-based card offering to consumers at the lower end of the FICO scoring system. We generally finance our credit card activities through the securitization of the receivables underlying the accounts we originate and the portfolios we purchase. Our revenues in the Credit Cards segment principally consist of: (1) the portion of fees and other income on non-securitized earning assets derived both from our largely fee-based credit card offerings to consumers on the lower end of the FICO scoring system and from the receivables associated with our prior Fingerhut portfolio acquisition; (2) fees and other income on securitized earning assets, which are derived from our investments in our securitized originated and purchased portfolios; (3) the portion of servicing income that relates to credit card servicing; (4) interest earned on cash and cash equivalents and investments in debt securities; and (5) equity in the income of the Credit Cards segment’s equity-method investees.

Investments in Previously Charged-Off Receivables Segment

Our Investments in Previously Charged-Off Receivables segment consists of the operations of our debt collection subsidiary, Jefferson Capital Systems, LLC, or Jefferson Capital. Through this subsidiary, as market conditions and other factors justify, we acquire and sell previously charged-off credit card receivables and apply our collection expertise to the receivables we from time-to-time own. Revenues in this segment are classified as fees and other income on non-securitized earning assets in our consolidated statements of operations. This segment’s results also include the income associated with an investment in an equity-method investee that owns a portfolio of previously charged-off receivables.

In June 2005, Jefferson Capital sold a portfolio of charged-off credit card receivables having a face amount of approximately $2.9 billion to Encore Capital Group, Inc., or Encore, and agreed to sell Encore up to $3.25 billion in face amount of the future charged-off credit card receivables at established pricing over the next five years.  As consideration for these transactions, Jefferson Capital received $143.0 million in cash.  The purchase price included $76.0 million related to the sale of the portfolio of charged-off credit card receivables and $67.0 million of deferred revenue related to the sale of future receivable acquisitions.  Pursuant to the agreement with Encore, Jefferson Capital is expected to purchase for delivery to Encore over the life of the agreement, certain previously charged-off receivables from trusts, the receivables of which are serviced by us, as well as certain previously charged-off receivables associated with our largely fee-based credit card offering to consumers at the lower end of the FICO scoring range.  Any shortfalls in delivery of minimum periodic dollar amounts of previously charged-off receivables to Encore could result in Jefferson Capital being required to return a portion of the purchase price related to the sale of future receivable acquisitions.

Retail Micro-Loans Segment

Our Retail Micro-Loans segment consists of a network of storefront locations that provide, either directly or on behalf of a lending bank, small-denomination, short-term, unsecured cash advances that are typically due on the customers’ next payday. We service and collect the bank-originated loans for a fee. Our revenues in this segment consist of fees for our direct lending operations, which are classified as fees and other income on non-securitized earning assets in our consolidated statements of operations, and servicing income on the bank-originated loans, which is classified as servicing income on our consolidated statements of operations.

Auto Finance Segment

On April 1, 2005, we completed the acquisition of the Wells Fargo Financial’s Consumer Auto Receivables business unit, which comprises our new Auto Finance segment.  This acquisition included all of Consumer Auto Receivables’ assets, business operations and employees for $121.5 million including transaction costs.  The acquisition was financed using $88.2 million in debt with the remainder in cash.  Upon acquisition, Consumer Auto Receivables had $128.9 million auto-finance-related receivables (at face, net of unearned discounts) and operated in thirty-eight states through its twelve branches, three regional processing centers and national collection center at its Lake Mary, Florida headquarters.  The business has approximately 300 employees.

The Auto Finance segment consists of a nationwide network of pre-qualified dealers in the “Buy Here/Pay Here” used car business from whom auto loans are purchased at a discount or serviced for a fee.  Revenues are generated on purchased loans through interest earned on the face value of the purchased installment agreements combined with discounts on these purchased loans.  Interest income from discounts is generally earned over the life of the applicable loan.  Additionally, our Auto Finance segment generates revenues from servicing loans on behalf of dealers for a portion of actual collections, and by providing back-up servicing for similar quality securitized assets.

The number of active dealers is a function of new dealer enrollments offset by dealer attrition within the states in which the Auto Finance segment is presently licensed.  Dealers are certified upon being recruited by a sales force of approximately 60 resources located throughout strategically selected territories.  Our Auto Finance segment recently received authorization to expand business operations into three new states (Mississippi, Alabama and Arkansas), bringing the total number of states in which the business unit operates to 41, and we presently have approximately 1,300 active dealers and approximately 42,000 active accounts.

Other Segment

The Other segment consists of our stored-value card operations and their associated fee income and servicing expenses and other start-up product offerings (including merchant credit and internet based micro-lending offerings) that do not individually meet the reportable business segment disclosure criteria.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider each of the risks described below, together with all of the other information contained in or incorporated by reference in this prospectus, before deciding to invest in our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be negatively affected, the market price of our common stock could decline and you may lose all or part of your investment.

Our Cash Flows Are Dependent Upon the Cash Flows Received on the Receivables Underlying Our Securitizations and From Our Other Credit Products

The collectibility of the receivables underlying our securitizations and those that we hold and do not securitize is a function of many factors including the criteria used to select who is issued credit, the pricing of the credit products, the length of the relationship with each cardholder or customer, general economic conditions, the rate at which customers repay their accounts or become delinquent and the rate at which cardholders charge. To the extent we have overestimated collectibility, in all likelihood we have overestimated our financial performance. Some of these concerns are discussed more fully below.

We may not successfully evaluate the creditworthiness of our customers and may not price our credit products so as to remain profitable.

The creditworthiness of our target market generally is considered “sub-prime” based on guidance issued by the agencies that regulate the banking industry. Thus, our customers generally have a higher risk of nonpayment, higher frequency of delinquencies and higher credit losses than consumers who are served by more traditional providers of consumer credit. Some of the consumers included in our target market are consumers who are dependent upon finance companies, consumers with only retail store credit cards and/or lacking general purpose credit cards, consumers who are establishing or expanding their credit and consumers who may have had a delinquency, a default or, in some instances, a bankruptcy in their credit histories, but have, in our view, demonstrated recovery. We price our credit products taking into account the risk level of our target customers. If our estimates are incorrect, customer default rates will be higher and we will receive less cash from our securitizations, which will result in a decrease in the value of our retained interests (which are based on expected future cash flows), and we will experience reduced levels of net income.

An economic slowdown could increase credit losses and/or decrease our growth.

Because our business is directly related to consumer spending, any period of economic slowdown or recession could make it more difficult for us to add or retain accounts or account balances. In addition, during periods of economic slowdown or recession, we expect to experience an increase in rates of delinquencies and the frequency and severity of credit losses. Our actual rates of delinquencies and frequency and severity of credit losses may be higher under adverse economic conditions than those experienced in the consumer finance industry generally because of our focus on the sub-prime market. Changes in credit use, payment patterns and the rate of defaults by account holders may result from a variety of unpredictable social, economic and geographic factors. Social factors include, among other things, changes in consumer confidence levels, the public’s perception of the use of credit and changing attitudes about incurring debt and the stigma of personal bankruptcy. Economic factors include, among other things, the rates of inflation, the unemployment rates and the relative interest rates offered for various types of loans. Moreover, adverse changes in economic conditions in states where account holders are located could have a direct impact on the timing and amount of payments on our credit card accounts.

Because a significant portion of our reported income is based on management’s estimates of the future performance of securitized receivables, differences between actual and expected performance of the receivables may cause fluctuations in net income.

Income from the sale of credit card receivables in securitization transactions and income from retained interests in credit card receivables securitized have constituted, and are likely to continue to constitute, a significant portion of our income. Portions of this income are based primarily on management’s estimates of cash flows we expect to receive from the interests that we retain when we securitize receivables. Differences between actual and expected performance of the receivables may cause fluctuations in our net income. The expected cash flows are based on management’s estimates of interest rates, default rates, payment rates, new purchases, costs of funds paid to investors in the securitizations, servicing costs, discount rates and required amortization payments. These estimates are based on a variety of factors, many of which are not within our control. As a result, these estimates will differ from actual performance.

Increases in expected losses and delinquencies may prevent us from continuing to securitize receivables in the future on similar terms.

Greater than expected delinquencies and losses could also impact our ability to complete other securitization transactions on acceptable terms or at all, thereby decreasing our liquidity and forcing us to either decrease or stop our growth or rely on alternative, and potentially more expensive, funding sources to the extent available.

Increased utilization of existing credit lines by cardholders would require us to establish additional securitization facilities or curtail credit lines.

Our existing commitments to extend credit to cardholders exceeded our commitments for securitizations at June 30, 2005. If all of our cardholders were to use their entire lines of credit at the same time, we would not have sufficient capacity to fund card use. However, in that event, we could either reduce our cardholders’ available credit lines or establish additional securitization facilities. This would subject us to several of the other risks that we have described in this section.

Increases beyond expected losses and delinquencies may cause us to incur losses on our retained interests.

If the actual amounts of delinquencies and losses that occur in our securitized receivables are greater than our expectations, the value of our retained interests in the securitization transactions will be decreased. Since we derive a portion of our income from these retained interests, higher than expected rates of delinquency and loss could cause our net income to be lower than expected. In addition, under the terms of our securitizations agreements, levels of loss and delinquency could result in us being required to repay our securitization investors earlier than expected, reducing funds available to us for future growth.

Our portfolio of credit card receivables is not diversified and originates from cardholders whose creditworthiness is considered sub-prime.

We obtain the receivables that we securitize in one of two ways—we either originate receivables (through our relationship with credit card issuers) or purchase receivables from other credit card issuers. In either case, substantially all of our securitized receivables originate from sub-prime borrowers. Our reliance on sub-prime receivables has in the past (and may in the future) negatively impacted our performance. For example, in the fourth quarter of 2001, we suffered a substantial loss after we increased our discount rate to reflect the higher rate of return required by investors in sub-prime markets. Because our receivables portfolios are all of substantially the same character (i.e., sub-prime), the increased discount rate resulted in a decrease in the value of our various receivables portfolios. These losses may have been mitigated if our portfolios consisted of higher-grade receivables in addition to our sub-prime receivables. Since our portfolios are undiversified, negative market forces have the potential to cause a widespread adverse impact. We have no immediate plans to issue or acquire significant receivables of a higher quality.

Seasonal consumer spending may result in fluctuations in our net income.

Our quarterly income may substantially fluctuate as a result of seasonal consumer spending. In particular, our customers may charge more and carry higher balances during the year-end holiday season and before the beginning of the school year, resulting in corresponding increases in the receivables we manage and subsequently securitize during those periods.

Increases in interest rates may increase our cost of funds and may reduce the payment performance of our customers.

Increases in interest rates may increase our cost of funds, which could significantly affect our results of operations and financial condition. Our credit card accounts have variable interest rates. Significant increases in these variable interest rates may reduce the payment performance of our customers.

Due to the lack of historical experience with internet customers, we may not be able to successfully target these customers or evaluate their creditworthiness.

There is less historical experience with respect to the credit risk and performance of customers acquired over the internet. As part of our growth strategy, we may expand our origination of accounts over the internet; however, we may not be able to successfully target and evaluate the creditworthiness of these potential customers. Therefore, we may encounter difficulties managing the expected delinquencies and losses and appropriately pricing our products.

We Are Substantially Dependent Upon Securitizations and Other Borrowed Funds in Order to Fund the Credit Card Receivables That We Originate or Purchase

All of our securitization facilities are of finite duration (and ultimately will need to be extended or replaced) and contain conditions that must be fulfilled in order for funding to be available. Although our primary facility with Merrill Lynch alleviates for the foreseeable future our principal exposure to advance rate fluctuations, in the event that in the future advance rates (i.e., the percentage on a dollar of receivables that lenders will lend us) for securitizations are reduced, investors in securitizations require a greater rate of return, we fail to meet the requirements for continued funding or securitizations otherwise become unavailable to us, we may not be able to maintain or grow our base of credit card receivables or it may be more expensive for us to do so. In addition, because of advance rate limitations, we maintain retained interests in our securitizations that must be funded through profitable operations, equity raised from third parties or funds borrowed elsewhere. The cost and availability of equity and borrowed funds is dependent upon our financial performance, the performance of our industry generally and general economic and market conditions, and recently has been both expensive and difficult to obtain. Some of these concerns are discussed more fully below.

Our growth is dependent on our ability to add new securitization facilities.

We finance most of our receivables through securitizations. To the extent we grow our receivables significantly, our cash requirements are likely to exceed the amount of cash we generate from operations, thus requiring us to add new securitization facilities. Our historic and projected performance impact whether, on what terms and at what cost we can sell interests in our securitizations. If additional securitization facilities are not available on terms we consider acceptable, or if existing securitization facilities are not renewed on terms as favorable as we have now or are not renewed at all, we may not be able to grow. In 2003 we slowed our growth plans because our securitizations were maturing, and we did not have any assurances that we would be able to obtain new securitizations on satisfactory terms until January 2004, at which point we obtained our Merrill Lynch facility and made a decision to begin originating credit card accounts again.

As our securitization facilities mature, they will be required to accumulate cash that therefore will not be available for operations.

Repayment for our securitization facilities begins as early as one year prior to their maturity dates. Once repayment begins and until the facility is paid, payments from customers on receivables are accumulated to repay the investors and are no longer reinvested in new receivables. Consequently, our funding requirements for new receivables increase accordingly. If our securitization facilities begin to accumulate cash and we also are unable to obtain additional sources of liquidity, such as debt, equity or new securitization facilities that are structurally subordinate to the facilities accumulating cash, we may be forced to prohibit new purchases in some or all of our accounts in order to significantly reduce our need for any additional cash. When a securitization facility matures, the underlying trust continues to own the receivables and effectively the maturing facility maintains its priority in its right to payments following collections on the underlying credit card receivables until it is repaid in full. As a result, new purchases need to be funded using debt, equity or a replacement facility subordinate to the maturing facility’s interest in the underlying credit card receivables. Although this subordination historically has not made it more difficult to obtain replacement facilities, it may do so in the future.

The documents under which the securitization facilities are established provide that, upon the occurrence of certain adverse events known as early redemption events, the timing of payments to the investors could be accelerated. Early redemption events include portfolio performance triggers, breach of certain representations, warranties and covenants, insolvency or receivership, servicer defaults, and may include the occurrence of an early redemption event with respect to another securitization transaction. In the Merrill Lynch facility, an early redemption event may also be triggered based on a total consolidated equity test, a change of control in CompuCredit, or the failure to extend the affinity agreement with Columbus Bank and Trust, or CB&T, by December 31, 2005. If an early redemption event occurs, principal payments would be made to investors to reduce their interest. As investors’ interest decreases, our liquidity may be negatively impacted and our financial results may suffer. We would need to obtain alternative sources of funding and there is no certainty that we would be able to do so.

We may be unable to obtain capital from third parties needed to fund our existing securitizations or may be forced to rely on more expensive funding sources.

We need equity or debt capital to fund our retained interests in our securitizations. Investors should be aware of our dependence on third parties for funding and our exposure to increases in costs for that funding. External factors, including the general economy, impact our ability to obtain funds. For instance, in late 2001, we needed additional liquidity to fund our operations as well as the growth in the retained interests in our securitizations, and we had a difficult time obtaining those needed funds. If in the future we need to raise cash by issuing additional debt or equity or by selling a portion of our retained interests, there is no certainty that we will be able to do so or that we will be able to do so on favorable terms. Our ability to raise cash will depend on factors such as our performance and creditworthiness, the performance of our industry, the performance of issuers of other non-credit card-based asset backed securities and the general economy.

The timing and volume of securitizations may cause fluctuations in quarterly income.

Substantial fluctuations in the timing or the volume of receivables securitized will cause fluctuations in our quarterly income. Factors that affect the timing or volume of our securitizations include the growth in our receivables, market conditions and the approval by all parties of the terms of the securitization.

The performance of our competitors may impact the costs of our securitization.

Investors in our securitizations compare us to Capital One, Providian, Metris and other sub-prime credit card issuers and, to a degree, our performance is tied to their performance. Generally speaking, our securitizations investors also invest in our competitors’ securitizations. These investors broadly invest in the credit card industry, and when they evaluate their investments, they typically do so on the basis of overall industry performance. Thus, when our competitors perform poorly, we typically experience negative investor sentiment, and the investors in our securitizations require greater returns, particularly with respect to subordinated interests. In the fourth quarter of 2001, for instance, investors demanded unprecedented returns. In the event that investors unexpectedly require higher returns and we sell our retained interests at that time, the total return to the buyer may be greater than the discount rate we are using to value the retained interests in our financial statements. This would result in a loss for us at the time of the sale as the total proceeds from the sale would be less than the carrying amount of the retained interests in our financial statements. We would also potentially increase the discount rate used to value all of our other retained interests, which would also result in further losses. Conversely, if we sold our retained interests for a total return to the investor that was less than our current discount rate, we would record income from the sale, and we would potentially decrease the rate used to value all of our other retained interests, which would result in additional income.

We may be required to pay to investors in our securitizations an amount equal to the amount of securitized receivables if representations and warranties made to us by sellers of the receivables are inaccurate.

The representations and warranties made to us by sellers of receivables we purchased may be inaccurate. We rely on these representations and warranties when we securitize these purchased receivables. In securitization transactions, we make representations and warranties to investors and, generally speaking, if there is a breach of our representations and warranties, then under the terms of the applicable investment agreement, we could be required to pay the investors a sum equal to the amount of the securitized receivables. Thus, our reliance on a representation or warranty of a receivables seller, which proves to be false and causes a breach of one of our representations or warranties, could subject us to a potentially costly liability.

Our Financial Performance Is, in Part, a Function of the Aggregate Amount of Receivables That Are Outstanding

The aggregate amount of outstanding receivables is a function of many factors including purchase rates, payment rates, interest rates, seasonality, general economic conditions, competition from other credit card issuers and other sources of consumer financing, access to funding as noted above and the success of our marketing efforts. To the extent that we have overestimated the size or growth of our receivables, in all likelihood we have overestimated our future financial performance.

Intense competition for customers may cause us to lose accounts or account balances to competitors.

We may lose entire accounts, or may lose account balances, to competitors that offer lower interest rates and fees or other more attractive terms or features. We believe that customers choose credit card issuers and other lenders largely on the basis of interest rates, fees, credit limits and other product features. For this reason, customer loyalty is often limited. Our future growth depends largely upon the success of our marketing programs and strategies. Our credit card business competes with national, regional and local bank card issuers and with other general purpose credit card issuers, including American Express®, Discover® and issuers of Visa® and MasterCard® credit cards. Some of these competitors already may use or may begin using many of the programs and strategies that we have used to attract new accounts. In addition, many of our competitors are substantially larger than we are and have greater financial resources. Further, the Gramm-Leach-Bliley Act of 1999, which permits the affiliation of commercial banks, insurance companies and securities firms, may increase the level of competition in the financial services market, including the credit card business.

We may be unable to sustain and manage our growth.

We may experience fluctuations in net income or sustain net losses if we are not able to sustain or effectively manage our growth. Growth is a product of a combination of factors, many of which are not in our control. Factors include:

•                  growth in both existing and new account balances;

•                  the degree to which we lose accounts and account balances to competing credit card issuers;

•                  levels of delinquencies and charge offs;

•                  the availability of funding, including securitizations, on favorable terms;

•                  our ability to sell retained interests at favorable terms;

•                  our ability to attract new customers through originations or portfolio purchases;

•                  the level of costs of soliciting new customers;

•                  the level of response to our solicitations;

•                  our ability to employ and train new personnel;

•                  our ability to maintain adequate management systems, collection procedures, internal controls and automated systems; and

•                  general economic and other factors beyond our control.

Our decisions regarding marketing can have a significant impact on our growth.

We can increase or decrease, as the case may be, the size of our outstanding receivables balances by increasing or decreasing our marketing efforts. Marketing is expensive, and during periods when we have less liquidity than we like or when prospects for continued liquidity in the future do not look promising, we may decide to limit our marketing and thereby our growth. A decline in the balance of our receivables securitized would reduce our net income in future periods. We decreased our marketing during 2003, although we increased our marketing in 2004 because of our improved access to capital attributable to our Merrill Lynch securitization facility.

Our operating expenses and our ability to effectively service our accounts are dependent on our ability to estimate the future size and general growth rate of the portfolio.

One of our servicing agreements causes us to make additional payments if we overestimate the size or growth of our business. These additional payments compensate the servicer for increased staffing expenses it incurs in anticipation of our growth. If we grow more slowly than anticipated, we may still have higher servicing expenses than we actually need, thus reducing our net income.

We Operate in a Heavily Regulated Industry

Changes in bankruptcy, privacy or other consumer protection laws, or to the prevailing interpretation thereof, may expose us to litigation, adversely affect our ability to collect credit card account balances in connection with our traditional credit card business, Jefferson Capital charged-off receivables operations and micro-lending activities, or otherwise adversely affect our operations. Similarly, regulatory changes could adversely affect our ability to market credit cards and other products and services to our customers. The accounting rules that govern our business are exceedingly complex, difficult to apply and in a state of flux. As a result, how we value our credit card receivables and otherwise account for our business (including whether we consolidate our securitizations) is subject to change depending upon the interpretation of, and changes in, those rules. Some of these issues are discussed more fully below.

Enforcement actions or inquiries by regulatory authorities under consumer protection laws and regulations may result in changes to our business practices, may make collection of account balances more difficult or may expose us to the risk of fines and litigation.

Our operations and the operations of CB&T and the other issuing banks through which we originate credit card receivables are subject to the jurisdiction of federal, state and local government authorities, including the SEC, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, state regulators having jurisdiction over financial institutions and debt origination and debt collection and state attorneys general. Our business practices, including our marketing, servicing and collection practices, are subject to review by these regulatory and enforcement authorities. Because of the consumer-oriented nature of the credit industry, from time to time we receive inquiries and requests for information from these regulatory and enforcement authorities that can range from the investigation of specific consumer complaints or concerns to broader inquiries into our practices generally, including our use of marketing and other materials in our solicitation of consumers and our servicing and collection practices. However, to date, no deficiencies or violations of law or regulations with respect to our practices or marketing or other materials have been identified by us or any regulatory or enforcement agency as a result of any of these communications or inquiries, the identification or correction of which has been or would be material to our business. Notwithstanding our policy of full cooperation, a regulatory or enforcement authority could assert that our practices violate applicable law or otherwise are inappropriate and could request, or even require, us to change our practices or take remedial action with respect to affected customers, or it could take other action against us, such as the imposition of a fine or penalty. Furthermore, negative publicity relating to the announcement of any specific inquiry or investigation could hurt our ability to conduct business with various industry participants or attract new accounts and could negatively affect our stock price, which would adversely affect our ability to raise additional capital or raise our costs of doing business. The imposition of significant fines or burdensome remedial actions, or the negative consequences of any significant or high profile regulatory or enforcement actions could adversely affect our business.

In addition, whether or not we modify our practices when a regulatory or enforcement authority requests or requires that we do so, there is a risk that we or other industry participants may be named as defendants in litigation involving alleged violations of federal and state laws and regulations, including consumer protection laws. Any failure to comply with legal requirements by us or any other issuer of credit products, including CB&T, or by us or our agents as the servicer of our accounts, could significantly impair our ability to collect the full amount of the account balances. The institution of any litigation of this nature or any judgment against us or any other industry participant in any litigation of this nature could adversely affect our business and financial condition in a variety of ways.

Changes to consumer protection laws or changes in their interpretation may impede collection efforts or otherwise adversely impact our business practices.

Federal and state consumer protection laws regulate the creation and enforcement of consumer loans, including credit card accounts and receivables. As an originator and servicer of sub-prime receivables, we typically charge higher interest rates and fees than lenders serving consumers with higher credit scores. Sub-prime lenders are commonly the target of legislation (and revised legislative interpretations) intended to prohibit or curtail these and other industry-standard practices as well as non-standard practices. Among others, changes in the consumer protection laws could result in the following:

•                  receivables not originated in compliance with law (or revised interpretations) could become unenforceable and uncollectible under their terms against the obligors;

•                  we may be required to refund previously collected amounts;

•                  certain of our collection methods could be prohibited, forcing us to revise our practices or adopt more costly practices;

•                  federal and state laws may limit our ability to recover on charged-off receivables regardless of any act or omission on our part;

•                  reductions in statutory limits for fees and finance charges could cause us to reduce our fees and charges;

•                  various of our products and services could be banned in certain states or at the federal level (for example, in 2004 the State of Georgia made certain micro-lending practices illegal and litigation has been brought in North Carolina alleging that certain micro-lending practices are prohibited in that state); and

•                  federal or state bankruptcy or debtor relief laws could offer additional protections to customers seeking bankruptcy protection, providing a court greater leeway to reduce or discharge amounts owed to us.

Accordingly, our business is always subject to changes in the regulatory environment. Changes or additions to the consumer protection laws and related regulations, or to the prevailing interpretations thereof, could invalidate or call into question a number of our existing products, services and business practices, including our origination, charged-off receivable collection and micro-lending activities. Any material regulatory developments could adversely impact our results from operations.

Changes in law may increase our credit losses and administrative expenses, restrict the amount of interest and other charges imposed on the credit card accounts or limit our ability to make changes to existing accounts.

Numerous legislative and regulatory proposals are advanced each year, which, if adopted, could harm our profitability or limit the manner in which we conduct our activities. Changes in federal and state bankruptcy and debtor relief laws may increase our credit losses and administrative expenses. More restrictive laws, rules and regulations may be adopted in the future which could make compliance more difficult or expensive, further restrict the amount of interest and other charges we can impose on the credit products we originate or market, target sub-prime lenders, limit our ability to make changes to the terms of existing accounts or otherwise significantly harm our business.

The Retail Micro-Loans segment of our business operates in an increasingly hostile regulatory environment.

Most states have specific laws regulating micro-lending activities and practices (one form of micro- lending is sometimes referred to as “payday” lending). However, during the last few years, legislation has been adopted in some states that prohibits or severely restricts micro-lending cash advance services. For example, in May 2004, a new law became effective in Georgia that effectively prohibits certain micro-lending practices in the state. In 2004, bills to restrict or prohibit micro-lender cash advances also were introduced in state legislatures including Arizona, Illinois, Iowa, Louisiana, Missouri, New Hampshire, Virginia, West Virginia and Wisconsin. In addition, Mississippi and Arizona have sunset provisions in their laws permitting micro-lending that require renewal of the laws by the state legislatures at periodic intervals. Although states provide the primary regulatory framework under which we conduct our micro-lending services, certain federal laws also impact our business. On March 1, 2005 the FDIC issued guidance limiting the frequency of borrower usage of micro-loans offered by FDIC supervised institutions and the period a customer may have micro-loans outstanding from any lender to three months during the previous twelve-month period. It is unclear how this guidance will impact the business. Future laws or regulations (at the state, federal or local level) prohibiting micro-lending services or making them unprofitable could be passed at any time or existing micro-lending laws could expire or be amended, any of which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, state attorneys general, banking regulators, and others have begun to scrutinize the micro-lending industry and may take actions that could require us to cease or suspend operations in their respective states. For example, a group of plaintiffs has brought a series of putative class action lawsuits in North Carolina claiming, among other things, that the micro-lender cash advance activities of the defendants violate numerous North Carolina consumer protection laws. The lawsuits seek various remedies including treble damages. One of these lawsuits is pending against CompuCredit and five of our subsidiaries. If these cases are determined adversely to us, there could be significant consequences to us, including the inability to continue as micro-lenders in North Carolina, the inability to collect loans outstanding in North Carolina, and the payment of monetary damages.

Negative publicity may impair acceptance of our products.

Critics of sub-prime credit card issuers and micro-lenders have in the past focused on marketing practices that they claim encourage consumers to borrow more money than they should, as well as on pricing practices that they claim are either confusing or result in prices that are too high. Consumer groups, Internet chat sites and media reports frequently characterize sub-prime lenders as predatory or abusive toward consumers and may misinform consumers regarding their rights. If these negative characterizations and misinformation become widely accepted by consumers, demand for our products and services could be adversely impacted. Increased criticism of the industry or criticism of us in the future could hurt customer acceptance of our products or lead to changes in the law or regulatory environment, either of which would significantly harm our business.

We Routinely Explore Various Opportunities to Grow Our Business, to Make Investments and to Purchase and Sell Assets

We routinely consider acquisitions of, or investments in, portfolios and other businesses as well as the sale of portfolios and portions of our business. There are a number of risks attendant to any acquisition, including the possibility that we will overvalue the assets to be purchased, that we will not be able to successfully integrate the acquired business or assets and that we will not be able to produce the expected level of profitability from the acquired business or assets. Similarly, there are a number of risks attendant to sales, including the possibility that we will undervalue the assets to be sold. As a result, the impact of any acquisition or sale on our future performance may not be as favorable as expected and actually may be adverse.

Our portfolio purchases may cause fluctuations in reported managed receivables data, which may reduce the usefulness of historical managed loan data in evaluating our business. Our reported managed receivables data may fluctuate substantially from quarter to quarter as a result of recent and future portfolio acquisitions. As of June 30, 2005, portfolio acquisitions account for 45.1% of our total portfolio based on our ownership percentages.

Credit card receivables included in purchased portfolios may have been originated using credit criteria different from our criteria. As a result, some of these receivables have a different credit quality than receivables we originated. Receivables included in any particular purchased portfolio may have significantly different delinquency rates and charge off rates than the receivables previously originated and purchased by us. These receivables may also earn different interest rates and fees as compared to other similar receivables in our receivables portfolio. These variables could cause our reported managed receivables data to fluctuate substantially in future periods making the evaluation of our business more difficult.

Any acquisition or investment that we make, including our recent acquisition of Wells Fargo Financial’s Consumer Auto Receivables business unit, may involve risks different from and in addition to the risks to which our business is currently exposed. These include the risks that we will not be able to successfully integrate and operate new businesses, that we will have to incur substantial indebtedness and increase our leverage in order to pay for the acquisitions, that we will be exposed to, and have to comply with, different regulatory regimes and that we will not be able to apply our traditional analytical framework (which is what we expect to be able to do) in a successful and value-enhancing manner.

Other Risks of Our Business

Unless we obtain a bank charter, we cannot issue credit cards other than through an agreement with a bank.

Because we do not have a bank charter, we currently cannot issue credit cards other than through agreements with banks, and substantially all of our new credit card issuances are made under an agreement with CB&T. Previously we applied for permission to acquire a bank and our application was denied. In 2004 we applied for a credit card bank charter in the state of Georgia, and that application currently is in the process of being reviewed by regulators. Unless we obtain a bank or credit card bank charter, we will continue to rely upon banking relationships like the CB&T relationship to provide for the issuance of credit cards to our customers. If our agreement with CB&T were terminated or otherwise disrupted, there is a risk that we would not be able to enter into an agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business.

We may not be able to purchase charged-off receivables at sufficiently favorable prices or terms for our Jefferson Capital operations to be successful.

The charged-off receivables that are acquired and serviced by Jefferson Capital have been deemed uncollectible and written off by the originators. Jefferson Capital seeks to purchase charged-off receivables portfolios where our projected collections will exceed our acquisition costs. Accordingly, factors causing the acquisition price of targeted portfolios to increase could reduce the ratio of collections to acquisitions costs for a given portfolio, and thereby negatively affect Jefferson Capital’s profitability. The availability of charged-off receivables portfolios at favorable prices and on favorable terms depends on a number of factors, including the continuation of the current growth and charge-off trends in consumer receivables, our ability to develop and maintain long-term relationships with key credit originators, our ability to obtain adequate data to appropriately evaluate the collectibility of portfolios and competitive factors affecting potential purchasers and sellers of charged-off receivables, including pricing pressures, which may increase the cost to us of acquiring portfolios of charged-off receivables and reduce our return on such portfolios.

Additionally, the originating institutions generally make numerous attempts to recover on their non-performing receivables, often using a combination of their in-house collection and legal departments as well as third-party collection agencies. Charged-off receivables are difficult to collect, and we may not be successful in collecting amounts sufficient to cover the costs associated with purchasing the receivables and funding our Jefferson Capital operations.

The statistical model we use to project credit quality may prove to be inaccurate.

We assess credit quality using an analytical model that we believe predicts the likelihood of payment more accurately than traditional credit scoring models. For instance, we have identified factors (such as delinquencies, defaults and bankruptcies) that under some circumstances we weight differently than do other credit providers. We believe our analysis enables us to better identify consumers within the underserved market who are likely to be better credit risks than otherwise would be expected. Similarly, we apply our analytical model to entire portfolios in order to identify those that may be more valuable than the seller or other potential purchasers might recognize. There can be no assurance, however, that we will be able to achieve the collections forecasted by our analytical model. If any of our assumptions underlying our model proves materially inaccurate or changes unexpectedly, we may not able to achieve our expected levels of collection, and our revenues will be reduced, which could result in a reduction of our earnings.

Because we outsource account-processing functions that are integral to our business, any disruption or termination of that outsourcing relationship could harm our business.

We outsource account and payment processing pursuant to agreements with CB&T and its affiliates. In 2004 we paid CB&T and its affiliates approximately $26.4 million for these services. If these agreements were terminated or the services provided to us otherwise disrupted, we would have to obtain these services from an alternative provider. There is a risk that we would not be able to enter into a similar agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business.

We rely on Visionary Systems, Inc. for software design and support, and any disruption of our relationship with Visionary Systems would negatively impact our business.

During 2004, we paid Visionary Systems approximately $6.7 million for software development, account origination and consulting services. In the event that Visionary Systems no longer provides us with software and support, our business would be negatively impacted until we retained replacement vendors. We believe that a number of vendors are qualified to perform the services performed by Visionary Systems and believe that this impact would only be temporary.

If we obtain a bank charter, any changes in applicable state or federal laws could adversely affect our business.

In 2004 we applied for a credit card bank charter from the State of Georgia and that application currently is pending. We may or may not receive that charter, and in the future we may apply for other charters as well. If we obtain a bank or credit card bank charter, we will be subject to the various state and federal regulations generally applicable to similar institutions, including restrictions on the ability of the banking subsidiary to pay dividends to us. We are unable to predict the effect of any future changes of applicable state and federal laws or regulations, but such changes could adversely affect the bank’s business and operations.

If we ever consolidate the entities that hold our receivables, the changes to our financial statements are likely to be significant.

When we securitize receivables, they are owned by special purpose entities that are not consolidated with us for financial reporting purposes. The rules governing whether these entities are consolidated are complex and evolving. These rules at some point could be changed or interpreted in a manner that requires us to consolidate these entities. In addition, we might at some point modify how we securitize receivables, or propose modifications to existing securitization facilities, such that the consolidation of these entities could be required. If this occurred, we would include the receivables as assets on our balance sheets and also would include a loan loss reserve. Similarly, we no longer would include the corresponding retained interests as assets. There also would be significant changes to our income and cash flows statements. The net effect of consolidation would be dependent upon the amount and nature of the receivables at the time they were consolidated, and although it is difficult to predict the net effect of consolidation, it is likely to be material.

Internet security breaches could damage our reputation and business.

Internet security breaches could damage our reputation and business. As part of our growth strategy, we may expand our origination of credit card accounts over the internet. The secure transmission of confidential information over the internet is essential to maintaining consumer confidence in our products and services offered online. Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer application and transaction data transmitted over the internet. Security breaches could damage our reputation and expose us to a risk of loss or litigation. Moreover, consumers generally are concerned with security and privacy on the internet, and any publicized security problems could inhibit the growth of the internet as a means of conducting commercial transactions. Our ability to solicit new account holders over the internet would be severely impeded if consumers become unwilling to transmit confidential information online.

We recently entered the automobile lending business.

On April 1, 2005, we completed the acquisition of the Consumer Auto Receivables business of Wells Fargo Financial Consumer Auto Receivables business unit. We are operating these assets in 41 states through 12 branches, 3 regional processing centers and one national collection center based in Lake Mary, Florida under the name CAR Financial Services, Inc. Automobile lending is a new business for us, and we expect to expand further in this business over time. As a new business, we may not be able to integrate or manage the business effectively. In addition, automobile lending exposes us to a range of risks that we previously have not been exposed to including the regulatory scheme that governs installment loans and those attendant to relying upon automobiles and their liquidation value as collateral. In addition, this business acquires loans on a wholesale basis from used car dealers, for which we will be relying upon the legal compliance and credit determinations by those dealers.

Risks Relating to an Investment in Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to sell shares of our common stock when you want or at prices you find attractive.

The price of our common stock on the Nasdaq National Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. The market price of our common stock may fluctuate in response to numerous factors, many of which are beyond our control. These factors include the following:

•                  actual or anticipated fluctuations in our operating results;

•                  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•                  the operating and stock performance of our competitors;

•                  announcements by us or our competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•                  changes in interest rates;

•                  the announcement of enforcement actions or investigations against us or our competitors or other negative publicity relating to us or our industry;

•                  changes in law, regulations or the interpretations thereof that affect our various business activities and segments;

•                  general domestic or international economic, market and political conditions;

•                  additions or departures of key personnel; and

•                  future sales of our common stock.

In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance.

Future sales of our common stock or equity-related securities in the public market could adversely affect the trading price of our common stock and our ability to raise funds in new stock offerings.

Sales of significant amounts of our common stock or equity-related securities in the public market, or the perception that such sales will occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital through future offerings of equity or equity-related securities. We and our executive officers, including our executive officers who are directors, have agreed, subject to limited exceptions, not to directly or indirectly offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of common stock or enter into any hedging transaction relating to our common stock for a 90-day period beginning May 27, 2005 without the prior written consent of the initial purchasers of our convertible notes. However, none of our shareholders or directors who are not also executive officers, other than Frank J. Hanna, III and trusts established for the benefit of David G. Hanna and Frank J. Hanna, III or their descendants or spouses, has entered into any such lockup agreement. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the trading price of our common stock.

We have the ability to issue preferred shares without shareholder approval.

Our common shares may be subordinate to classes of preferred shares issued in the future in the payment of dividends and other distributions made with respect to common shares, including distributions upon liquidation or dissolution. Our articles of incorporation permit our board of directors to issue preferred shares without first obtaining shareholder approval. If we issued preferred shares, these additional securities may have dividend or liquidation preferences senior to the common shares. If we issue convertible preferred shares, a subsequent conversion may dilute the current common shareholders’ interest.

Our executive officers, directors and parties related to them, in the aggregate, control approximately 65% of our voting stock, and may have the ability to control matters requiring shareholder approval.

Our executive officers, directors and parties related to them own a large enough stake in us to have an influence on the matters presented to shareholders. As a result, these shareholders may have the ability to control matters requiring shareholder approval, including the election and removal of directors, the approval of significant corporate transactions, such as any merger, consolidation or sale of all or substantially all of our assets, and the control of our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change of control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock.

USE OF PROCEEDS

All of the shares of common stock offered pursuant to this prospectus will be offered and sold by the selling shareholder named in this prospectus or in any supplement to this prospectus.  We will not receive any of the proceeds from the sale of these shares of common stock.

SELLING SHAREHOLDER

We agreed, subject to various conditions, to register all of the shares of our common stock issuable upon the exercise of a warrant we granted to Merrill Lynch Mortgage Capital Inc. in connection with a securitization facility entered into in the first quarter of 2004, and any other shares of our common stock issuable by way of, or issuable upon conversion or exercise of any warrant, right or other security which is issued as, a dividend, stock split, combination of shares, recapitalization, restructuring, merger, consolidation or other distribution with respect to or exchange for or replacement of the shares of our common stock issuable upon exercise of the warrant.  The warrant entitles Merrill Lynch Mortgage Capital Inc. to acquire the 2,400,000 shares of our common stock at an exercise price of $22.45 per share.  The total number of shares issuable upon exercise of the warrant and the exercise price per share pursuant to the warrant are subject to adjustment from time to time upon the occurrence of certain events.  This warrant is exercisable at any time through January 30, 2007.

We and certain of our affiliates have engaged in transactions with Merrill Lynch Mortgage Capital Inc. and certain of its affiliates in the ordinary course of business.  These transactions were on substantially the same terms as comparable transactions with other clients of Merrill Lynch Mortgage Capital Inc. and its affiliates.  Other than the warrant and the shares of our common stock issuable upon the exercise of the warrant and offered by this prospectus, neither Merrill Lynch Mortgage Capital Inc. nor any of its affiliates beneficially owns any of our securities.  It is possible, however, that Merrill Lynch Mortgage Capital Inc. or any of its affiliates may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.

Merrill Lynch Mortgage Capital Inc. has identified itself as an affiliate of a registered broker-dealer and has represented to us that it acquired the warrant and the underlying shares in the ordinary course of business and, at the time of such acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the warrant or the shares.

As used in this prospectus, “selling shareholder” includes Merrill Lynch Mortgage Capital Inc., and any of its pledgees, donees, transferees or other successors in interest selling shares it received from Merrill Lynch Mortgage Capital Inc. as a gift, pledge, distribution or other non-sale related transfer after the date of this prospectus.

DESCRIPTION OF OUTSTANDING CAPITAL STOCK

The following description of material terms of our outstanding capital stock does not purport to be complete and is subject to, and is qualified in its entirety by reference to, our articles of incorporation, as amended to date, and our bylaws, as amended to date.

Our common stock is our only class of voting securities outstanding, and it trades on the Nasdaq National Market.

Our authorized capital stock consists of 150,000,000 shares of common stock, no par value per share, and 10,000,000 shares of preferred stock, no par value per share. As of June 30, 2005, there were 53,385,718 shares of common stock issued (including 4,745,646 shares held in Treasury) and options and warrants to purchase 3,353,602 shares of common stock outstanding. The following summary of certain provisions of our capital stock describes certain material provisions of our articles of incorporation and bylaws relating to our common stock and certain provisions of the Georgia Business Corporation Code. However, there may be other provisions of the articles of incorporation and bylaws or of the Georgia

Business Corporation Code relating to the rights of shareholders that potential investors may consider important. This summary is not intended to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Georgia Business Corporation Code and judicial decisions interpreting and applying those statutes and to our articles of incorporation and bylaws.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to our shareholders. Shares of common stock do not have cumulative voting rights. This means that the holders of a majority of the votes represented by the common stock can elect all of the directors then standing for election. Holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available thereof, subject to preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all its debts and other liabilities, subject to the prior rights of preferred stock, if any, outstanding. Holders of common stock have no preemptive, subscription, redemption or conversion rights and are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares of common stock to be issued upon exercise of the warrant will be, validly issued, fully paid and nonassessable upon payment for the shares.

Warrants

In connection with a securitization facility entered into in the first quarter of 2004, we granted Merrill Lynch Mortgage Capital Inc. a warrant to acquire the 2,400,000 shares of our common stock being registered by the registration statement of which this prospectus is a part at an exercise price of $22.45 per share.  The total number of shares issuable upon exercise of the warrant and the exercise price per share pursuant to the warrant are subject to adjustment from time to time upon the occurrence of certain events.  This warrant is exercisable at any time through January 30, 2007.

Preferred Stock

Our board of directors is authorized to determine the following terms for each series of preferred stock:

•                  the offering price at which we will issue the preferred stock;

•                  whether that series of preferred stock will be entitled to receive dividends;

•                  the dividend rate (or method for determining the rate);

•                  whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•                  the liquidation preference of that series of preferred stock, if any;

•                  the conversion or exchange provisions applicable to that series of preferred stock, if any;

•                  the redemption or sinking fund provisions applicable to that series of preferred stock, if any;

•                  the voting rights of that series of preferred stock, if any; and

•                  the terms of any other preferences, rights, qualifications, limitations or restrictions, if any, applicable to that series of preferred stock.

Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain certain provisions that could make the acquisition of CompuCredit Corporation more difficult by means of a tender or exchange offer, a proxy contest or otherwise. The descriptions of these provisions set forth below is intended to be only a summary and is qualified in its entirety by reference to the pertinent sections of the articles of incorporation and the bylaws, which are included as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated by reference in this prospectus.

Special Meetings

Special meetings of shareholders may be called by shareholders only upon the written demand of holders of at least 25% of our outstanding capital stock.

Preferred Stock

The board of directors is authorized pursuant to our articles of incorporation to establish one or more series of preferred stock without shareholder approval. We believe that the ability of the board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our shareholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Certain Anti-Takeover Provisions

The Georgia Business Corporation Code restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with “interested shareholders” that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. We have not elected to be covered by such restrictions but may do so in the future.

The Georgia business combination statute (the “Business Combination Statute”) regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an “interested shareholder” of the corporation, unless either (i) the transaction resulting in such acquiror becoming an “interested shareholder” or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an “interested shareholder,” or (ii) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an “interested shareholder.” For purposes of the Business Combination Statute, an “interested shareholder” generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved “interested shareholder” for a period of five years after the date on which such person became an “interested shareholder.” The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

The Georgia fair price statute (the “Fair Price Statute”) prohibits certain business combinations between a Georgia business corporation and an “interested shareholder” unless (i) certain “fair price” criteria are satisfied, (ii) the business combination is unanimously approved by the continuing directors, (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the “interested shareholder,” or (iv) the “interested shareholder” has been such for at least three years and has not increased this ownership position in such three-year period by more than 1% in any twelve-month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wachovia Bank, National Association, located in Charlotte, North Carolina.

PLAN OF DISTRIBUTION

The following summary of the selling shareholder’s plan for distributing the shares of our common stock offered pursuant to this prospectus may be supplemented to the extent necessary by a description of a special plan for each offering in the applicable prospectus supplement relating to such offering.  The selling shareholder may offer and sell all or a portion of the shares of common stock directly to purchasers or through underwriters, broker-dealers or agents.  Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers.  These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The common stock may be sold in one or more transactions at

•                  fixed prices;

•                  prevailing market prices at the time of sale;

•                  prices related to such prevailing market prices;

•                  varying prices determined at the time or sale; or

•                  negotiated prices.

The sales may be effected in transactions in the following matter (which may involve block transactions or transactions in which the same broker acts as agent on both sides of the transaction, known as crosses):

•                  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

•                  in the over-the-counter market;

•                  in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•                  through the writing of options, whether such options are listed on an options exchange or otherwise; or

•                  through the settlement of short sales.

The selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver the common stock to close out such short positions, or loan or pledge the common stock to broker-dealers that in turn may sell the common stock.

From time to time, a selling shareholder may pledge, hypothecate or grant a security interest in some or all of the shares owned by it.  The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling shareholders.

To the extent required under the Securities Act of 1933, as amended, the aggregate amount of selling shareholder’s shares being offered and the terms of the offering, the names of the agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement.  Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling shareholder and/or purchasers of selling shareholder’s shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

The selling shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and any discounts, concessions, commissions or fees received by it and any profit on the resale of the shares sold by it may be deemed to be underwriting discounts and commissions under such Act.  In addition, any underwriters, brokers, dealers or agents that participate in the distribution of the shares offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions under such Act.

The selling shareholder and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M.  This regulation may limit the timing of purchases and sales of any of the shares by the selling shareholder and any other person.  The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholder and its affiliates.  Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution.  These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

Pursuant to an agreement between us and Merrill Lynch Mortgage Capital Inc., we agreed to register the shares under the Securities Act of 1933, and, with certain exceptions, to keep the registration statement of which this prospectus is a part effective and usable until the date that all of the shares covered by the registration statement of which this prospectus is a part have been sold or distributed.  We have agreed to pay all of the expenses incurred in connection with the registration statement, including, without limitation, all SEC and blue sky registration and filing fees, printing expenses, transfer agent and registrar fees, stock exchange qualification fees, and fees and disbursements of our outside counsel and independent accountants, including expenses incurred in connection with any special audits incidental to or required by this registration. Any underwriting discounts, fees and disbursements of counsel to the selling shareholder, selling commissions and stock transfer taxes applicable to the shares will be paid by the selling shareholder.

LEGAL MATTERS

The validity of the shares of common stock offered pursuant to this prospectus will be passed upon for us by Troutman Sanders LLP, 600 Peachtree Street, N.E., Suite 5200, Atlanta, Georgia 30308-2216.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our consolidated financial statements as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, included in our Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated by reference in this prospectus, have been audited by BDO Seidman, LLP, independent registered public accounting firm, as set forth in their report which is also included therein and incorporated by reference herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.                            Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses in connection with the distribution of the securities covered by the registration statement of which this prospectus is a part.  We will bear all of these expenses.

Registration fee under the Securities Act	$10,910
Printing and engraving costs	4,000
Accounting fees and expenses	5,000
Legal fees and expenses	15,000
Miscellaneous	2,090
Total	$37,000

All of the above items are estimates.  All of such estimated expenses will be borne by CompuCredit Corporation.

Item 15.                            Indemnification of Officers and Directors.

The Georgia Business Corporation Code (the “GBCC”) permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provisions shall eliminate or limit the liability of a director: (i) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; or (iv) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under the GBCC (and not for violation of other laws, such as the federal securities laws).

The GBCC further provides that a corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as it may indemnify a director.

The Amended and Restated Articles of Incorporation, as amended, exonerate the directors of CompuCredit from monetary liability to the extent permitted by this statutory provision. Our Amended and Restated Articles of Incorporation, as amended, and our Second Amended and Restated Bylaws, as amended, further provide that the we shall indemnify any director, and may indemnify any officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of CompuCredit), by reason of the fact that such person is or was a director or officer of CompuCredit, or is or was serving at the request of CompuCredit as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of CompuCredit (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person’s conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the GBCC.

In addition, the Second Amended and Restated Bylaws, as amended, provide that CompuCredit will advance to its directors, and may advance to its officers, reasonable expenses of any such proceeding; provided that, such person furnishes CompuCredit with (i) a written affirmation of such person’s good faith belief that such person has met the applicable standard of conduct and (ii) a written undertaking to repay any advances if it is ultimately determined that such person is not entitled to indemnification.

Notwithstanding any provision of our Amended and Restated Articles of Incorporation, as amended, and our Second Amended and Restated Bylaws, as amended, to the contrary, the GBCC provides that CompuCredit shall not indemnify a director or officer for any liability incurred in a proceeding in which the director or officer is adjudged liable to CompuCredit or is subjected to injunctive relief in favor of CompuCredit: (i) for any appropriation, in violation of his duties, of any business opportunity of CompuCredit; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; and (iv) for any transaction from which the director or officer received an improper personal benefit.

We also maintain a directors’ and officers’ liability insurance policy that insures our directors and officers against such liabilities as are customarily covered by such policies.

Item 16.                            Exhibits.

Exhibit Number	Description of Exhibit	Incorporated by Reference from CompuCredit’s SEC Filings Unless Otherwise Indicated
3.1	Amended and Restated Articles of Incorporation	August 27, 1998, Form S-1, exhibit 3.1

3.2	Second Amended and Restated Bylaws	September 30, 2000, Form 10-Q, exhibit 3.2

4.1	Form of common stock certificate	August 27, 1998, Form S-1, exhibit 4.1

4.2	Warrant Agreement dated as of January 30, 2004	March 1, 2004, Form 10-K, exhibit 4.2

5.1	Opinion of Troutman Sanders LLP as to the legality of the shares being registered	Previously filed

23.1	Consent of BDO Seidman, LLP	Previously filed

23.2	Consent of Troutman Sanders LLP	Included in Exhibit 5.1

24	Powers of Attorney	Previously filed

Item 17.                            Undertakings.

The undersigned registrant hereby undertakes:

(1)                                  To file, during any period in which offers or sales are being made of the common stock or debt registered hereby, a post-effective amendment to this registration statement:

(i)                                     To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)                                  To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)                               To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)                                  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)                                  To remove from registration by means of post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)                                  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned registrant hereby further undertakes that:

(1)                                  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)                                  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction to the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 20, 2005.

COMPUCREDIT CORPORATION

By:	/s/ J.Paul Whitehead, III
J.Paul Whitehead, III
Chief Financial Officer

POWER OF ATTORNEY

. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the date first written above.

Signature	Title

/s/ David G. Hanna*	Chief Executive Officer and Chairman of the
David G. Hanna	Board (Principal Executive Officer)

/s/ Richard R. House, Jr.*	President and Director
Richard R. House, Jr.

/s/ Richard W. Gilbert*	Chief Operating Officer and Director
Richard W. Gilbert

	/s/ J.Paul Whitehead, III*	Chief Financial Officer
	J.Paul Whitehead, III	(Principal Financial Officer and Principal Accounting Officer)

	/s/ Gregory J. Corona*	Director
Gregory J. Corona

	/s/ Frank J. Hanna, III*	Director
Frank J. Hanna, III

	/s/ Deal W. Hudson*	Director
Deal W. Hudson

	/s/ Mack F. Mattingly*	Director
Mack F. Mattingly

	/s/ Nicholas B. Paumgarten*	Director
Nicholas B. Paumgarten

	/s/ Thomas G. Rosencrants*	Director
Thomas G. Rosencrants

*By:	/s/ Rohit H. Kirpalani	Attorney-In-Fact
Rohit H. Kirpalani